Exhibit 99.1

TORM to announce results for the third quarter of 2018

TORM plc ("TORM" or the "Company) (Ticker: TRMD) will release financial results for the third quarter of 2018 on Thursday, 15 November 2018.

A conference call to discuss the Company's results will be held at 9:00 am Eastern Time / 3:00 pm Central European Time. Those wishing to listen to the call should dial +45 8071 8097 (+1 866 966 1396 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and using 2193596 as conference ID.

There will be a simultaneous live webcast over the internet, through the TORM plc website https://investors.torm.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic relay of the conference call will be available until 29 November 2018 by dialing +44 (0) 8082 380 667 (+1 866 331 1332 for USA connections) and using 2193596 as your access code.

CONTACT	TORM plc
Morten Agdrup, IR, tel.: +45 3917 9249	Birchin Court, 20 Birchin Lane
London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 15 / 6 November 2018	TORM to announce results for the third quarter of 2018	Page 1 of 1